CASCADE TECHNOLOGIES CORP.

250 N. Robertson Blvd., Suite 427

Beverly Hills, California 90211

310.858.1670

310.858.1699 - FAX

June 22, 2010

Securities and Exchange Commission

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Attention: Martin James, Senior Assistant Chief Accountant

MAIL STOP 3030

Re:         Cascade Technologies Corp.

                                Form 10-K for the fiscal year ended August 31, 2009

                                Filed December 15, 2009

                                File No. 000-52141

Dear Mr. James

I was appointed Chief Financial Officer of Cascade Technologies Corp. ("registrant" or "company") on June 10, 2010 upon the resignation of Jacqueline Danforth. I am submitting registrant's response to your letter dated June 4, 2010 as addressed to Jacqueline Danforth, Chief Financial Officer.

For the convenience of the staff I have set forth each of the comments in your letter with corresponding numbering, following which we have provided our response(s).

Amendment No. 1 to Form 8-K Dated March 15, 2010

1.            We note from your response to prior comment 2 that you continue to retain the former auditors of Cascade, De Joya Griffith & Company LLC. Please note that unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition will always result in a change in accountants. Since we note that SMI had a different accountant, you should file a Form 8-K to provide the disclosures required by S-K 304 under item 4.01 of Form 8-K for the change in independent accountants, treating the accountant that no longer will be associate with the registrant’s financial statements as the predecessor accountant.

We have filed a Form 8-K on June 22, 2010 regarding the change in accountants.

2.            We note that SMI is a development stage company. Please tell us why you did not include inception to date financial statements for SMI consistent with FASB ASC 915.

We have revised our financial statements in Amendment No. 2 to Form 8-K to include inception to date financial statements for SMI in accordance with ASC 915.

3.            We note that the pro forma accumulated deficit represents the sum of the historical accumulated deficit of Cascade and SMI. Please tell us how you considered FASB ASC 805-40, including paragraph 805-40-45-2 in your accounting for this transaction.

We had considered the pro forma statements in accordance with ASC 805-40-45-2 which requires that the consolidated financial statements reflect the amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with the guidance in this Topic applicable to business combinations.  The fair value of the legal parent (accounting acquiree), Cascade, was determined to approximate to its net book value at merger. Cascade’s pro forma assets consisted of cash and deferred debt issuance cost that was transacted and recorded close to the time of merger. No intrinsic value was assessed on the conversion feature of the convertible notes payable given that the fair value of Cascade’s stock was zero prior to the merger. As such, the convertible notes payable was valued at book value. All other current liabilities of Cascade were valued at book value due to the nature of the accounts without time value. Therefore, we deemed it reasonable to present the sum of the historical balances of Cascade and SMI at merger as the pro forma accumulated deficit and total stockholders’ deficit represent.

 4.          We note that you included discontinued operations in your pro forma statements. For future filings please note that the historical statements of operations used in the pro forma financial information should not include discontinued operations. Instead, you should only reflect the portion of the statement of operations through net loss from continuing operations in preparing your pro forma results. Refer to Instruction 1 to Rule 11-02 of Regulation S-X.

We have revised our pro forma statements in Amendment No. 2 to Form 8-K to remove discontinued operations and to only reflect the portion of the statement of operations through net loss from continuing operations.

Should you or any other member of staff have further questions or comments, please do not hesitate to contact the undersigned at (310) 455-2074 or by email at rmgates1@verizon.net. Thank you.

Respectfully yours,

/s/Randall Gates

Randall Gates

cc Daniel L. Farkas, Ph. D

     Eric Lindsley, Ph. D

     Aaron Grunfeld

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